UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meredith Corporation
Full Name of Registrant

Former Name if Applicable

1716 Locust St.
Address of Principal Executive Office (Street and Number)

Des Moines, IA 50309
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the significant acquisition of Time Inc., the compilation, dissemination, and audit of the information required to be presented in the Annual Report on Form 10-K for the fiscal year ended June 30, 2018, could not be completed and filed by August 29, 2018, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Annual Report on Form 10-K for the fiscal year ended June 30, 2018 as soon as possible and within the fifteen-day period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Ceryanec	515	284-3000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the registrant's earnings release issued on August 10, 2018 and furnished as an exhibit to its Current Report on Form 8-K filed with the SEC on August 13, 2018, for the fiscal year ended June 30, 2018, the registrant reported net earnings attributable to Meredith Corporation of $99.4 million on total revenue of $2,247.4 million. For the fiscal year ended June 30, 2017, the registrant reported a net earnings of $188.9 million on total revenues of $1,713.3 million. The decrease in net earnings was primarily due to the decline in income from operations and the loss on discontinued operations partially offset by the tax benefit recorded due to the Tax Cuts and Jobs Act of 2017. The increase in revenue was primarily due to the inclusion of the operations of Time Inc., following the acquisition of Time Inc. on January 31, 2018.

Meredith Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 30, 2018	By	/s/ Joseph Ceryanec
Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)